PE
3-1-02

02020468

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

S.E.C.
MAR 11 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, March 8, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stock Issued by the Company for Sale or Cancellation

We refer to the authorization granted to the Board of Executive Officers by the Board of Directors of this Bank, in Meeting nº 807, of December 3, 2001, to acquire, during a period of three (3) months, up to 90,000,000,000 registered, book-entry shares of capital stock issued by this Company, consisting of 23,000,000,000 common and 67,000,000,000 preferred shares, for the purposes of holding such shares in treasury, for subsequent sale or cancellation, without reduction of the capital stock of the Company.

During the period in question, 2,844,800,000 common and 2,611,900,000 preferred shares were acquired, which, when added to the 1,333,800,000 common and 967,500,000 preferred shares already held in treasury, total 7,758,000,000 shares, of which 4,178,600,000 are common and 3,579,400,000 are preferred shares, which will be cancelled at the Special Meeting of Shareholders to be held together with the General Meeting of Shareholders on March 14, 2002.

Sincerely yours,

Banco Bradesco S.A.

Carlos Alberto Rodrigues Guilherme
Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: March 11, 2002

By: ______________________________

Name: Carlos Alberto Rodrigues Guilherme

Title: Managing Director